1(650) 320-1800

robertclaassen@paulhastings.com

January 25, 2013	76553.00017

VIA EDGAR, UPS OVERNIGHT AND ELECTRONIC MAIL

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3628

Re:	Vermillion, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on January 18, 2013
File No. 1-34810

Dear Ms. Kim:

On behalf of Vermillion, Inc. (the “Company”), reference is hereby made to the letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 23, 2013, to the Company with respect to the Company’s Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A filed with the Commission via its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) on January 18, 2013 (“Amendment No. 3 to the Preliminary Proxy Statement”). The Company hereby responds to the Comment Letter as set forth below. This response letter is being transmitted for filing with the Commission via EDGAR on the date hereof. The Company intends to include additional disclosures as requested by the Staff in the Company’s definitive proxy statement (“Definitive Proxy Statement”) pursuant to the proposals set forth in this response letter.

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter. Text from the Comment Letter is incorporated herein for convenience in italics.

Schedule 14A

General

1.	We note that you state that Mr. Goggin was found by the Delaware Chancery Court to have “illegally falsified documents” and “otherwise engaged in litigation misconduct.” Please revise to avoid issuing statements in your soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements in future solicitations. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

In response to the Staff’s comment, the Company proposes revising this language in the Definitive Proxy Statement, as set forth in the pages attached hereto as Exhibit A.

Paul Hastings LLP | 1117 S. California Avenue I Palo Alto, California 94304

t: + 1.650.320.1800 | www.paulhastings.com

Securities and Exchange Commission

January 25, 2013

Quorum Abstentions; Broker Non-Votes, page 2

2.	Please revise the last paragraph regarding broker non-votes since the proxy solicitation is contested and broker non-votes will not be counted for quorum purposes.

In response to the Staff’s comment, the Company proposes revising the last paragraph of the section titled “Quorum; Abstentions; Broker Non-Votes” and the first paragraph under the section titled “Required Vote; Recommendation” under “PROPOSAL TWO: ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS” in the Definitive Proxy Statement, as set forth in the pages attached hereto as Exhibit B.

Proposal Four: Approval of an Amendment and Restatement…, page 40

3.	We note your response to comment four in our letter dated May 22, 2012. Please revise to include the tabular information required by Item 10(a)(2) of Schedule 14A.

In response to the Staff’s comment, the Company proposes including in its Definitive Proxy Statement additional information as requested, under the section titled “New Plan Benefits” as set forth in the pages attached hereto as Exhibit C.

*            *            *             *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (650) 320-1800.

Sincerely yours,

/s/ Robert A. Claassen

Robert A. Claassen

of PAUL HASTINGS LLP

Enclosure

cc:	Eric J. Schoen, Chief Accounting Officer, Vermillion, Inc.

Exhibit A

Change Pages – General

A-1

***CAUTION***

Please note that a group of three stockholders – György B. Bessenyei, Gregory V. Novak and Robert S. Goggin (collectively, the “Group”), who beneficially own approximately 1.6% of the Company’s common stock in the aggregate – has filed preliminary proxy statements with the Securities and Exchange Commission on April 20, 2012 (with amendments thereto filed on May 4, 2012, May 8, 2012, May 21, 2012, and May 23, 2012), and on December 12, 2012. You may receive proxy solicitation materials from or on behalf of the Group, including an opposition proxy statement and proxy card. The Group’s potential nominee, Robert S. Goggin, is NOT endorsed by the Board. The potential nominee proposed by the Group is an attorney in private practice, with little or no experience in clinical diagnostics, and no apparent public company board or management experience. In addition, the Group’s potential nominee was found by the Delaware Chancery Court to have ~~illegally falsified documents by~~knowingly caused his assistant to improperly ~~notarizing~~notarize court filings in connection with a proxy related dispute, in violation of the rules of the court and Pennsylvania law, and, moreover, that the conduct of Mr. Goggin appeared to be a violation of the Pennsylvania rules of professional conduct applicable to Pennsylvania lawyers. The Board urges you to vote FOR our nominee for director on the attached BLUE proxy card. The Board also urges you NOT to sign or return any proxy card sent to you by or on behalf of the Group.

Even if you have previously signed a proxy card sent by or on behalf of the Group, you have the right to change your vote. If you wish to change your vote, please sign, date and mail the attached BLUE proxy card in the enclosed pre-addressed postage-paid envelope. Only the latest-dated proxy card you submit will be counted.

By Order of the Board of Directors

Bruce A. Huebner
Interim Chief Executive Officer

Austin, Texas

            ,January             , 2013

YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE URGED TO SIGN AND DATE THE ATTACHED BLUE PROXY CARD AND RETURN IT IN THE ENCLOSED PRE-ADDRESSED POSTAGE-PAID ENVELOPE AS SOON AS POSSIBLE.

Mr. Novak and Ms. Page exchanged e-mails following the March 27, 2012 meeting to establish a time for a teleconference, which was set for May 1, 2012.

On April 30, 2012, the Company received supplemental materials from the Group, including a copy of the preliminary proxy statement filed by the Group with the SEC on April 20, 2012.

On May 1, 2012, Mr. Novak and Ms. Page, with the authorization of and at the direction of the Board, participated in the above-mentioned teleconference. The teleconference was cordial, and the Group’s potential nominees, certain strategic suggestions for the Company, and alternatives to a potential proxy contest were discussed, but the participants were again unable to resolve their differences. Ms. Page informed Mr. Novak that the Board remains open to hearing the Group’s ideas to benefit the Company and all stockholders and to working constructively with the Group, but believes that the director nominees then proposed by the Board were the most qualified candidates up for election at the Annual Meeting and that their appointment is in the best interest of the Company and all stockholders. In addition, in an effort to avoid a potential proxy contest and litigation, Ms. Page conveyed the Board’s offer that the Board would nominate Mr. Novak to the open seat. To the Board’s surprise, the Group rejected Ms. Page’s offer. Mr. Novak appears to have subsequently been dropped from the Group.

On May 25, 2012, Mr. Bessenyei and Mr. Goggin filed a verified complaint in the Delaware Court of Chancery against the Company, each current member of the company’s Board, and Gail S. Page. On June 1, 2012, the plaintiffs filed an amended verified complaint that contained the following causes of action: breach of fiduciary duty under two standards, declaratory relief, preliminary injunctive relief, and permanent injunctive relief. The allegations in the amended verified complaint challenged the adoption by the Board of an amendment to our bylaws eliminating the board seat formerly held by Ms. Page. As previously disclosed by the Company, on May 15, 2012, Ms. Page was terminated without cause as Vermillion’s President and CEO, and, upon her termination, Ms. Page resigned her seat on the Board. For a variety of reasons, including an effort to streamline the Company’s organization and extend its cash runway, the Board amended Vermillion’s bylaws to eliminate the vacant board seat. Mr. Goggin and Mr. Bessenyei claimed that the Board’s decision to eliminate the seat was a breach of its fiduciary duties, alleging that the Board’s actions were intended both to prevent the Plaintiffs’ potential nominees from being able to be elected to the Board, and to entrench the Board’s current members. Among other things, they sought to have the court declare null and void the May 15, 2012 amendment to the bylaws, and award to the plaintiffs the costs and fees incurred by them in the action. The active case prevented the Company from holding its 2012 annual meeting while the case was pending.

On July 26, 2012, after the parties had engaged in discovery, Vermillion and the other defendants filed a motion to dismiss the case arguing that the plaintiffs and their counsel provided false notarizations verifying the complaint, amended complaint and discovery responses~~, and that the plaintiffs and their counsel otherwise engaged in litigation misconduct~~.

On November 16, 2012, the Delaware Court of Chancery dismissed the case with prejudice. The court found that Mr. Goggin and Mr. Bessenyei had ~~illegally falsified documents by improperly notarizing~~participated in the improper notarization of court filings and, moreover, that the conduct of Mr. Goggin appeared to be a violation of the Pennsylvania rules of professional conduct applicable to Pennsylvania lawyers.

On November 28, 2012, Bruce Huebner together with Vermillion’s investor relations representative reached out to Mr. Bessenyei and Mr. Goggin through a courtesy call to introduce Mr. Huebner as Vermillion’s Interim Chief Executive Officer. Mr. Goggin immediately asked about settlement terms regarding the Group’s potential proxy contest, to which Mr. Huebner commented that the purpose of this call was an introduction and business discussion, and that any settlement talks would have to happen during another call with attorneys present. A cordial discussion about the business ensued. Mr. Huebner agreed to follow up with a regional business broker referred by Mr. Bessenyei. This broker had a potential business opportunity that management concluded was not synergistic with Vermillion’s business.

PROPOSAL ONE: ELECTION OF DIRECTOR

Our Board of Directors currently consists of six directors, following the reduction in size authorized by the Board of Directors to eliminate the vacancy existing due to the resignation of Ms. Page. The directors are divided into three classes having staggered three-year terms, so that the term of one class expires at each annual meeting of stockholders. The term of the incumbent Class III director, John F. Hamilton, will expire at this Annual Meeting. John F. Hamilton is not nominated for re-election at this Annual Meeting. One nominee, Roberta L. Della Vedova, is proposed by our Board of Directors for election as a Class III director at this Annual Meeting, to hold office until the 2015 annual meeting and until her successor is duly elected and qualified. If the Board’s nominee is unable or declines to serve as director, the proxies will be voted for any substitute nominee who shall be designated by the Board. It is not expected that the Board’s nominee will be unable to or will decline to serve as director.

Class III Director Nominee to the Board:

Name	Age	Position with Vermillion
Roberta L. Della Vedova	59	None

Required Vote; Recommendation

The nominee receiving the highest number of affirmative votes of the outstanding shares of common stock, present or by proxy, will be elected as director so long as a quorum is present. Votes withheld from a particular nominee and broker non-votes will be counted for purposes of determining whether a quorum exists but, because directors are elected by a plurality vote, will have no impact on the vote with respect to that nominee.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ELECTION OF THE NOMINEE NAMED ABOVE. IF YOU SIGN AND RETURN THE ENCLOSED BLUE PROXY CARD, UNLESS YOU DIRECT TO THE CONTRARY ON THAT CARD, THE SHARES REPRESENTED BY THAT BLUE PROXY CARD WILL BE VOTED “FOR” THE ELECTION OF THE NOMINEE LISTED ABOVE.

We believe that the director nominee proposed by the Board, Roberta L. Della Vedova, is the most qualified candidate up for election at the Annual Meeting as she has the requisite management experience in clinical diagnostics. Ms. Vedova was approved by the Nominating and Governance Committee and the independent members of the Board. Ms. Vedova brings a broad range of relevant industry experience to the Board, having previously provided direction and oversight to companies engaged in the development, manufacture, and marketing of bioreagents and instruments, as well as in the delivery of laboratory services.

Please note that the Group – who beneficially own approximately 1.6% of the Company’s common stock in the aggregate –has filed preliminary proxy statements with the SEC on April 20, 2012 (with amendments thereto filed on May 4, 2012, May 8, 2012, May 21, 2012, and May 23, 2012), and December 12, 2012. You may receive proxy solicitation materials from or on behalf of the Group, including an opposition proxy statement and proxy card. The Group’s potential nominee, Robert S. Goggin, is NOT endorsed by the Board. The potential nominee proposed by the Group is an attorney in private practice, with little or no applicable experience in clinical diagnostics, and no apparent public company board or management experience. In addition, the Group’s potential nominee was found by the Delaware Chancery Court to have ~~illegally falsified documents by~~knowingly caused his assistant to improperly ~~notarizing~~notarize court filings in connection with a proxy related dispute, in violation of the rules of the court and Pennsylvania law, and, moreover, that the conduct of Mr. Goggin appeared to be a violation of the Pennsylvania rules of professional conduct applicable to Pennsylvania lawyers. The Board urges you to vote FOR our nominee for director on the attached BLUE proxy card. The Board also urges you NOT to sign or return any proxy card sent to you by or on behalf of the Group.

Exhibit B

Change Pages – Quorum; Abstentions; Broker Non-Votes

B-1

non-votes”). If no potential proxy contest had been initiated, the proposal to ratify the appointment of independent registered public accounting firm would have been considered a routine matter and the broker, bank or nominee would have been allowed to vote the shares in street name, without receiving specific instructions from shareholders on how to vote the shares on that proposal. As a result of the potential proxy contest initiated by the Group, there will be no routine matters and therefore for votes of stockholders holding shares in street names to be counted, the stockholders will need to communicate their voting instructions to their brokerage firms before the date of the Annual Meeting. If such stockholders do not instruct the brokerage firm to vote in a timely manner, their shares will not be voted on these matters.

Broker non-votes ~~are counted for purposes of determining whether a quorum exists for the transaction of business, but~~ are not treated as entitled to vote on these proposals and, therefore, are not counted for purposes of determining the number of votes cast with respect to these particular proposals. Accordingly, broker non-votes will ~~make a quorum more readily obtainable, but do~~ not affect the outcome of the vote on these proposals. As a result of the potential proxy contest initiated by the Group, broker non-votes will not be counted for purposes of determining whether a quorum exists for the transaction of business.

Voting

Each share of common stock outstanding on the Record Date is entitled to one vote on all matters. Stockholders do not have cumulative voting rights.

When a BLUE proxy card is properly dated, executed and returned, the shares represented by such BLUE proxy card will be voted at the Annual Meeting in accordance with the instructions of the stockholder as set forth on the BLUE proxy card. If no specific instructions are given, the shares will be voted (1) “FOR” the election of the nominee for director set forth herein; (2) “FOR” the approval of the compensation of our Named Executive Officers as described under “Compensation Discussion and Analysis” below; (3) “FOR” the ratification of the selection of BDO USA, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012; (4) “FOR” the approval of an amendment and restatement of the Company’s 2010 Plan for the purpose of increasing the number of shares of common stock authorized for issuance under the 2010 Plan by 1,300,000 shares; and (5) at the discretion of the individuals designated as proxies on the BLUE proxy card on such other business as may properly come before the Annual Meeting or any adjournment thereof.

Attendance at the Annual Meeting

Attendance at the Annual Meeting will be limited to stockholders as of the Record Date. Each stockholder may be asked to present valid picture identification, such as a driver’s license or passport. Stockholders holding stock in brokerage accounts or by a bank or other nominee may be required to show a brokerage statement or account statement reflecting stock ownership as of the Record Date.

Householding of Proxy Materials

Some banks, brokers and other nominee record holders may be “householding” our proxy statements and annual reports. This means that only one copy of our proxy statement and annual report to stockholders may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of either document to you if you call or write to us at our principal executive offices, 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738, Attn: Investor Relations, telephone: (512) 519-0400. If you want to receive separate copies of the proxy statement or annual report to stockholders in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address and telephone number.

YOUR VOTE IS EXTREMELY IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. PLEASE SUPPORT YOUR CURRENT BOARD OF DIRECTORS BY SIGNING AND DATING THE ENCLOSED BLUE PROXY CARD AND RETURN IT TODAY IN THE ENCLOSED PRE-ADDRESSED POSTAGE-PAID ENVELOPE.

3

PROPOSAL TWO: ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), our stockholders are entitled to cast an advisory vote to approve the compensation of our Named Executive Officers as disclosed in the Compensation Discussion and Analysis of this proxy statement.

We believe that our compensation policies and procedures align with the long-term interests of our stockholders. Our compensation program is guided by the philosophy that total executive compensation should vary based on achievement of goals and objectives, both individual and corporate, and should be focused on long-term strategies to build stockholder value. The Compensation Committee acts diligently to provide compensation opportunities that are competitive and that emphasize performance with a long-term perspective. We believe that our philosophy and practices have resulted in executive compensation decisions that are appropriate and that have benefited the Company over time.

This vote is advisory, which means that this proposal is not binding. Nonetheless, our Board of Directors and our Compensation Committee value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions for our Named Executive Officers.

Required Vote; Recommendation

The affirmative vote of a majority of the shares present at the Annual Meeting either in person or by proxy and entitled to vote is required to approve the compensation of our Named Executive Officers. Abstentions from voting ~~and broker non-votes~~ will be counted for purposes of determining whether a quorum exists but will have no impact on the vote to approve the compensation of our Named Executive Officers.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

Exhibit C

Change Pages – Proposal Four: Approval of an Amendment and Restatement of the Company’s 2010 Stock Incentive Plan...

C-1

restrictions of Section 162(m) of the Code, the Company will be entitled to a business expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Restricted Shares. A participant who is awarded restricted stock will not recognize any taxable income for federal income tax purposes in the year of the award, provided that the shares of common stock are subject to restrictions (that is, the restricted stock is nontransferable and subject to a substantial risk of forfeiture). However, the participant may elect under Section 83(b) of the Code to recognize ordinary income in the year of the award in an amount equal to the fair market value of the common stock on the date of the award (less the purchase price, if any), determined without regard to the restrictions. If the participant does not make such a Section 83(b) election, the fair market value of the common stock on the date the restrictions lapse (less the purchase price, if any) will be treated as ordinary income to the participant and will be taxable in the year the restrictions lapse. A participant who is awarded shares that are not subject to restrictions will recognize ordinary income equal to the fair market value of the shares on the date of the award. Subject to the restrictions of Section 162(m) of the Code, the Company will be entitled to a business expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Restricted Share Units, Performance/Cash-Settled Awards. The taxation of these awards will depend on the specific terms of the award. Generally, the award of restricted share units, performance/cash-settled awards will have no federal income tax consequences for Vermillion or for the participant. Generally, the payment of the award is taxable to a participant as ordinary income. Subject to the restrictions of Section 162(m) of the Code, Vermillion will be entitled to a business expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

New Plan Benefits

The Committee will grant awards under the amended and restated 2010 Plan at its discretion. Consequently, it is not possible to determine at this time the amount or dollar value of awards to be provided under the amended and restated 2010 Plan. In lieu of providing information regarding benefits that will be received under the amended and restated 2010 Plan, the following table provides information regarding benefits that were received under the 2010 Plan by the following persons and groups during the fiscal year ended December 31, 2011. The award amounts listed below do not purport to forecast or predict future award amounts under the amended and restated 2010 Plan to the listed persons or groups and are not indicative of awards that may be granted to such persons, groups, or positions under the amended and restated 2010 Plan in the event the shareholders approve it at the Annual Meeting.

Name and position	Dollar value ($)(1)	Number of shares underlying restricted stock units		Number of shares underlying options
Gail S. Page	$351,050	85,000		—

President and Chief Executive Officer
Sandra A. Gardiner	99,120	24,000		—

Vice President and Chief Financial Officer
Eric T. Fung, M.D., Ph.D.	161,950	41,000		—

Senior Vice President and Chief Science Officer
William Creech	82,600	20,000		—

Vice President of Sales and Marketing
Ashish Kohli	28,910	7,000		—

Vice President of Corporate Strategy
Executive Group(2)	723,630	177,000	(3)	—

Non-Executive Director Group(4)	373,301	97,295	(5)	—

Non-Executive Officer Employee Group(6)	305,405	—		191,930

(1)	The dollar values in this column present the aggregate grant date fair value of the awards computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ 718 Compensation—Stock Compensation (“FASB ASC 718”). These amounts do not reflect whether the recipient has actually realized or will realize a financial benefit from the awards (such as by vesting in a RSU award). For information on the valuation assumptions used in these computations, please refer to the section captioned “Stock-Based Compensation” in Note 1: Basis of Presentation and Summary of Significant Accounting and Reporting Policies and Note 13: Employee Benefit Plans in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on March 27, 2012.
(2)	Includes all executive officers of the Company during the fiscal year ended December 31, 2011, as follows: Gail S. Page, President and Chief Executive Officer (85,000 RSUs); Sandra A. Gardiner, Vice President and Chief Financial Officer (24,000 RSUs); Eric T. Fung, M.D., Ph.D., Senior Vice President and Chief Science Officer (41,000 RSUs); William Creech, Vice President of Sales and Marketing (20,000 RSUs); and Ashish Kohli, Vice President of Corporate Strategy (7,000 RSUs). As of the date of filing of this proxy statement: (a) Ms. Page, Ms. Gardner, Mr. Fung and Mr. Kohli are no longer executive officers of the Company; and (b) Bruce A. Huebner, Interim President and Chief Executive Officer, Donald G. Munroe, Ph.D., Chief Scientific Officer and Vice President of Research and Development, and Eric J. Schoen, Chief Accounting Officer, are executive officers of the Company. During the fiscal year ended December 31, 2011, Dr. Munroe received 125,000 stock options under the 2010 Plan, and Mr. Schoen received 23,400 stock options under the 2010 Plan, all of which awards are included in the row captioned “Non-Executive Officer Employee Group”. During the fiscal year ended December 31, 2011, Mr. Huebner did not receive any stock options under the 2010 Plan.
(3)	All such restricted stock granted to the executive group vests ratably on a quarterly basis over a three-year period beginning on the vesting commencement in March 2011. We distributed 42,250 of these shares of common stock to our officers during the fiscal year ended December 31, 2011.
(4)	Includes all directors who were not executive officers as of December 31, 2011, as follows: Carl Severinghaus (20,000 RSUs), John F. Hamilton (15,200 RSUs), James S. Burns (15,200 RSUs), William C. Wallen, Ph.D. (19,200 RSUs), Peter S. Roddy (18,200 RSUs) and Bruce A. Huebner (9,495 RSUs).
(5)	All such restricted stock granted to the non-executive director group vested as follows: 50% on June 1, 2011, and 25% on each of September 1, 2011 and December 1, 2011, except that 100% of the restricted stock granted to Mr. Huebner vested on December 1, 2011 due to the fact that he joined the Board in May 2011.
(6)	Includes all employees (including all officers who are not executive officers) of the Company during the fiscal year ended December 31, 2011. This includes, without limitation, the grants to Dr. Munroe and Mr. Schoen as set forth in note (2) above.

Equity Compensation Plan Information

The number of shares of our common stock to be issued upon exercise of outstanding stock options, the weighted-average exercise price of outstanding stock options and the number of shares available for future stock option grants and stock awards under equity compensation plans as of December 31, 2011, were as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted— Average Exercise Price of Outstanding Options, Warrants and Rights		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in First Column)
Equity compensation plans approved by security holders	930,060	(1)	$12.97	(2)	628,675	(3)
Equity compensation plans not approved by security holders	—		—		—

Total	930,060				628,675

(1)	Includes outstanding stock options for 596,047 shares of our common stock under the 2000 Stock Incentive Plan and 334,013 shares of our common stock under the 2010 Plan.
(2)	Includes the weighted average stock price for outstanding stock options of $14.01 under the 2000 Stock Plan and $11.11 for the 2010 Plan.
(3)	Includes 628,675 shares of our common stock for the 2010 Plan. No future awards shall occur under the 2000 Stock Plan.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE COMPANY’S 2010 STOCK INCENTIVE PLAN FOR THE PURPOSE OF INCREASING THE NUMBER OF SHARES OF COMMON STOCK AUTHORIZED UNDER THE 2010 PLAN BY 1,300,000 SHARES